FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of August 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Notice of Determination of Terms Concerning Issuance of Stock Acquisition Rights (Stock Compensation-type Stock Options)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: August 16, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

Notice of Determination of Terms Concerning Issuance of Stock Acquisition Rights

(Stock Compensation-type Stock Options)

[English Translation]

August 16, 2010

Corporate Name:	NKSJ Holdings, Inc.
Representatives:	Makoto Hyodo, Chairman and Co-CEO
Masatoshi Sato, President and Co-CEO
Securities Code:	8630, TSE, OSE

Notice of Determination of Terms Concerning Issuance of Stock Acquisition Rights

(Stock Compensation-type Stock Options)

The Company hereby announces that a determination has been made as set forth below of the pending matters concerning the Twenty third Issue of Stock Acquisition Rights of NKSJ Holdings, Inc. to be allotted to directors and executive officers of the Company, Sompo Japan Insurance Inc. and NIPPONKOA Insurance Co., Ltd. in accordance with the resolution of the Meeting of the Board of Directors of the Company held on July 30, 2010. The date of allotment of stock acquisition rights is August 16, 2010.

1.	Total number of the Stock Acquisition Rights

13,978 stock acquisition rights.

2.	Class and Number of Shares Underlying the Stock Acquisition Rights

The shares underlying the Stock Acquisition Rights shall be 1,397,800 common shares of stock of the Company.

(Each Stock Acquisition Right shall be to one hundred (100) shares of common stock).

3.	Amount to be paid for the Stock Acquisition Rights

45,200 yen for each Stock Acquisition Right

(452 yen for each share of common stock)

-End-